03 MAY -6 AM 7:21



ALLGREEN PROPERTIES LIMITED

File No. 82-4959

File No. 82-4959



Date: 25 APR 2003

U S Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N W
Washington D C 20549
United Sates of America

SUPPL

Attn: Ms Rani Doyle

Dear Sirs

ANNOUNCEMENTS TO THE SINGAPORE EXCHANGE SECURITIES TRADING LIMITED ("SGX")

We forward herewith the announcement(s) which were recently released to the SGX, for your information.

PROCESSED
JUN 03 2003
THOMSON FINANCIAL

Yours faithfully

ISOO TAN
COMPANY SECRETARY

enc

1 Kim Seng Promenade #05-02 Great World City S237994 Tel:733 2822 Fax:738 3800 Telex: RS 22822 KUOKS

MASNET No. 54 OF 25.04.2003
Announcement No. 82

File No. 82-4959

ALLGREEN PROPERTIES LIMITED

Resolutions Passed at Annual General Meeting

The Board of Directors of Allgreen Properties Limited ("the Company") is pleased to announce that at the 17th Annual General Meeting ("AGM") of the Company held on 25 April 2003, all resolutions relating to the matters set out in the Notice of AGM dated 2 April 2003 were duly passed.

Submitted by Ms Isoo Tan, Company Secretary on 25/04/2003 to the SGX